For fiscal period ending (b) October 31, 1995
File number 811-6416


                                SUB-ITEM 77C
             Submission of Matters to a Vote of Security
Holders


     A Special Meeting of Stockholders was held on September
7, 1995.  At such
meeting the stockholders elected one director and voted as follows on a proposal to approve a Successor Investment Advisory Agreement, effective upon the closing of the proposed merger of Duff & Phelps Corporation and Phoenix Securities
Group, Inc.:


                         Affirmative         Negative
                         Votes cast          votes cast

Common & Preferred       6,396,031           97,964